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Annual Statement as to Compliance

For the Year Ended December 31, 2024 (the “Reporting Period”)

GS MORTGAGE SECURITIES CORPORATION II,

Series 2023-GSP

Pursuant to Section 11.7 of the Trust & Servicing Agreement governing the referenced transaction, I hereby attest that:

         i.            A review of the activities of Berkadia as Servicer during the (reporting period) period and of its performance under this Trust and Servicing Agreement has been made under my supervision.

       ii.            To the best of my knowledge, based on such review, Berkadia as Servicer has fulfilled all of its obligations under this Trust and Servicing Agreement in all material respects throughout the period.

Berkadia Commercial Mortgage LLC,

/s/ Mark E. McCool

Mark E. McCool

President

February 20, 2025